GFL ENVIRONMENTAL HOLDINGS INC.
100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

March 2, 2020

VIA EDGAR TRANSMISSION

Re:                             Withdrawal of Acceleration Request for
GFL Environmental Holdings Inc.
Registration Statement on Form F-1 (File No. 333-232731)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:                 Asia Timmons-Pierce

Jay Ingram

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 28, 2020, pursuant to Rule 461 under the Securities Act of 1933, as amended, in which we requested that the staff of the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m., Washington, D.C. time, on March 3, 2020, or as soon as practicable thereafter.

We hereby formally withdraw our request for acceleration of the effective date at 4:00 p.m., Washington, D.C. time on March 3, 2020.

If you require any additional information with respect to this letter, please contact Ryan Bekkerus (212) 455-2293 of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

GFL ENVIRONMENTAL HOLDINGS INC.

By:	/s/ Mindy Gilbert
	Name:	Mindy Gilbert
	Title:	Executive Vice President and General Counsel

cc:                                Securities and Exchange Commission

Nudrat Salik

Al Pavot